

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

Gary Friedman
Chairman of the Board of Directors and Chief Executive Officer
RH
15 Koch Road
Corte Madera, CA 94925

      Re: RH
          Form 10-K for the Fiscal Year Ended January 30, 2021
          Filed March 30, 2021
          File No. 001-35720

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
How We Assess the Performance of Our Business
Free Cash Flow, page 59

1.   Please tell us and disclose why free cash flow is increased for the non-cash accretion of a debt discount upon settlement of the debt and why you believe presenting a non-GAAP liquidity measure with this non-cash adjustment provides useful information to investors. Refer to Items 10(e)(1)(i)(C) and (D) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page 93

2.   Please tell us whether the activity included in the landlord assets under construction-net of tenant allowances line item relates only to capital amounts contributed by you toward the

construction of the leased asset prior to lease commencement, when you are not the deemed owner for accounting purposes during the construction period. If other activity is included, please explain. Also, tell us separately for each period presented the amount of activity included in this line item related to each lease type (operating or finance lease). Finally, tell us in detail separately for each lease type how you concluded the related activity included in this line item represented an operating cash flow and the specific accounting guidance you are relying upon.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact James Giugliano at 202-551-3319 or Rufus Decker at 202-551-3769, if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services